Exhibit 99.2

AMBOW EDUCATION HOLDING LTD.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2024 AND 2025

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2024	2025
		$	$
		Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalent	4	1,123	4,064
Restricted cash	4	7,318	7,260
Accounts receivable, net	5	2,541	2,052
Prepaid and other current assets	6	659	686
Total current assets		11,641	14,062
Non-current assets:
Property and equipment, net		1,200	1,493
Intangible assets, net		512	507
Operating lease right-of-use asset	15	2,722	5,793
Other non-current assets	7	1,296	1,339
Total non-current assets		5,730	9,132

Total assets		17,371	23,194

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2024	2025
		$	$
		Audited	Unaudited
LIABILITIES
Current liabilities:
Short-term borrowings	8	2,700	4,904
Accounts payable		749	825
Accrued and other liabilities	9	1,029	2,284
Income taxes payable		12	58
Operating lease liability, current	15	2,357	712
Total current liabilities		6,847	8,783
Non-current liabilities:
Operating lease liability, non-current	15	3,787	5,290
Other non-current liabilities	10	—	500
Total non-current liabilities		3,787	5,790

Total liabilities		10,634	14,573

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2024	2025
		$	$
		Audited	Unaudited
EQUITY
Preferred shares
($0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2024 and June 30, 2025)		—	—
Class A Ordinary shares
($0.003 par value; 66,666,667 and 66,666,667 shares authorized; 52,419,109 and 52,419,109 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)		146	146
Class C Ordinary shares
($0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)		13	13
Additional paid-in capital		517,031	517,031
Accumulated deficit		(510,325)	(508,441)
Accumulated other comprehensive loss		(128)	(128)
Total equity		6,737	8,621
Total liabilities and equity		17,371	23,194

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,		For the three months ended June 30,
	Note	2024	2025	2024	2025
		$	$	$	$
NET REVENUES
Educational program and services		4,773	3,902	2,399	1,912
HybriU licensing and selling		—	1,178	—	854
Total net revenues		4,773	5,080	2,399	2,766
COST OF REVENUES
Educational program and services		(2,208)	(2,049)	(1,064)	(1,071)
HybriU licensing and selling		—	(220)	—	(220)
Total cost of revenues		(2,208)	(2,269)	(1,064)	(1,291)

GROSS PROFIT		2,565	2,811	1,335	1,475
Operating expenses:
Selling and marketing		(550)	(499)	(251)	(273)
General and administrative		(2,280)	(1,642)	(944)	(771)
Research and development		(150)	(203)	(75)	(102)
Total operating expenses		(2,980)	(2,344)	(1,270)	(1,146)

OPERATING (LOSS) INCOME		(415)	467	65	329

OTHER INCOME (EXPENSES)
Interest income (expense), net		66	(41)	31	(29)
Other income, net		60	13	33	30
Gain on lease termination		—	1,492	—	1,492
Total other income		126	1,464	64	1,493

(LOSS) INCOME BEFORE INCOME TAX		(289)	1,931	129	1,822
Income tax benefit (expense)	13	505	(47)	(6)	(47)

NET INCOME		216	1,884	123	1,775

NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		216	1,884	123	1,775
OTHER COMPREHENSIVE INCOME, NET OF TAX
Other comprehensive income, net		—	—	—	—

TOTAL COMPREHENSIVE INCOME		216	1,884	123	1,775

Net income per share - basic and diluted	14	0.0038	0.0330	0.0022	0.0311
Net income per ADS - basic and diluted	14	0.0760	0.6600	0.0440	0.6220

Weighted average shares used in calculating basic and diluted net income per share	14	57,127,524	57,127,524	57,127,524	57,127,524

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
									Accumulated
		Class A Ordinary		Class C Ordinary		Additional			other
		shares		shares		paid-in	Statutory	Accumulated	comprehensive	Total
	Note	Shares	Amount	Shares	Amount	capital	reserves	deficit	loss	Equity
			$		$	$	$	$	$	$
Balance as of January 1, 2025		52,419,109	146	4,708,415	13	517,031	—	(510,325)	(128)	6,737
Net income		—	—	—	—	—	—	109	—	109
Balance as of March 31, 2025		52,419,109	146	4,708,415	13	517,031	—	(510,216)	(128)	6,846
Net income		—	—	—	—	—	—	1,775	—	1,775
Balance as of June 30, 2025		52,419,109	146	4,708,415	13	517,031	—	(508,441)	(128)	8,621

Balance as of January 1, 2024		52,419,109	146	4,708,415	13	517,031	—	(510,634)	(128)	6,428
Net income		—	—	—	—	—	—	93	—	93
Balance as of March 31, 2024		52,419,109	146	4,708,415	13	517,031	—	(510,541)	(128)	6,521
Net income		—	—	—	—	—	—	123	—	123
Balance as of June 30, 2024		52,419,109	146	4,708,415	13	517,031	—	(510,418)	(128)	6,644

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2024	2025
	$	$
Cash flows from operating activities
Net cash (used in)/provided by operating activities	(601)	978
Cash flows from investing activities
Net cash provided by/(used in) investing activities	814	(299)
Cash flows from financing activities
Proceeds from short-term borrowings	1,200	2,204
Repayments of short-term borrowings	(2,439)	—
Proceeds from borrowing from related parties	200	—
Repayments of borrowing from related parties	(200)	—
Net cash (used in)/provided by financing activities	(1,239)	2,204

Effects of exchange rate changes on cash, cash equivalents and restricted cash	—	—

Net change in cash, cash equivalents and restricted cash	(1,026)	2,883

Cash, cash equivalents and restricted cash at beginning of periods	10,055	8,441

Cash, cash equivalents and restricted cash at end of periods	9,029	11,324

Supplemental disclosure of cash flow information
Income tax paid	—	—
Interest paid	(75)	(93)
Supplemental disclosure of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	—	5,977

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying consolidated financial statements include the financial statements of Ambow Education Holding Ltd. (hereinafter referred to as the “Company”) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group.” The Group is a U.S.-based innovator of AI-powered phygital (physical + digital) solutions for education, corporate collaboration and live events. Its mission is to eliminate barriers between physical and digital environments, languages and regions, and academia and industry. As an innovator in AI-powered phygital solutions, the Group bridges the gap between physical and digital experiences across education, corporate collaboration, and live events. Through its network of for-profit colleges, the Group provides high-quality, personalized, and dynamic career education services and products.

2. LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2025, the Group’s consolidated current assets exceeded its consolidated current liabilities by $5,279, reflecting a positive working capital balance. The Group’s consolidated net assets were $8,621 as of June 30, 2025. The Group assesses that it could meet its obligations for the next 12 months from the issuance date of the condensed consolidated financial statements.

The Group’s principal sources of liquidity were cash provided by operating activities, bank borrowings. The Group reported net cash used in operating activities of $601 for the six months ended June 30, 2024, and net cash provided by operating activities of $978 for the same period in 2025. As of June 30, 2025, the Group had $4,064 in unrestricted cash and cash equivalents.

The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to continuously achieve a net income position in the foreseeable future. If management is not able to increase revenues and/or manage costs and operating expenses in line with revenue forecasts, the Group may not be able to achieve profitability.

The Group believes that available cash and cash equivalents, restricted cash released within 12 months, and cash provided by operating activities, together with cash available from the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the issue date of the unaudited condensed consolidated financial statements, and the Group has prepared the unaudited condensed consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and expects that it will require additional capital to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, obtaining credit facilities, streamlining business units, controlling rental, overhead and other operating expenses and seeking to further dispose of non-cash generating units. Management cannot provide any assurance that the Group will raise additional capital if needed.

3. SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Group have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2024 Annual Report filed with the SEC on March 28, 2025. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

b. Revenue recognition

The Group generates revenue through the delivery of educational programs and licensing and sales of HybriU solutions.

The core principle of ASC 606 is that an entity recognizes revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To achieve that principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Group has two reportable segments. One reportable segment generates revenue from providing career-oriented higher education services to undergraduate students. The other reportable segment generates revenue from the sale and licensing of HybriU solutions.

For undergraduate students, usually there are no written formal contracts between the Group and the students according to business practice. Records with students’ name, grade, tuition and fee collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities.

For undergraduate students, the Group’s performance obligation is to provide acknowledged academic education within academic years, and post-secondary with Associates and Bachelor’s programs within agreed-upon periods. The transaction price is the tuition fee received and circumstances like other variable consideration, significant financing component, noncash consideration, consideration payable to a customer did not exist. As there is only one performance obligation, all the transaction price is allocated to the one performance obligation. The Group satisfies performance obligation to students over time, and recognizes revenue according to school days consumed in each month of a semester.

We also generate revenue primarily through the licensing and sales of HybriU solutions.

Licensing - There is only one performance obligation for Licensing which is to deliver our HybriU solution to customers as a combination of software, user manuals, technical documentation and other related materials, from which customers can benefit alongside ready-made resources. Revenue for Licensing is recognized at the point in time of delivery of the HybriU solution because the solution is considered functional intellectual property due to its significant standalone functionality, and the Group does not expect to substantively change that functionality in any way that would significantly affect the utility of the solution after delivery. The Group also promises to provide unspecified updates, bug fixes and error collection for the solution (referred to as “technical support”) free of charge if any issues occur during the operation and if support is requested by customers during the licensing term. This technical support is considered an immaterial promise and not identified as a single performance obligation because it is minimally and infrequently provided to customers based on historical experience which is also in line with the Group’s expectations. There is no variable consideration and significant financing component.

For sales of HybriU solutions, the performance obligation is similarly fulfilled at the point in time when control of the product transfers to the customer. This includes the delivery of hardware and the full software package, along with all necessary documentation and resources for immediate use. Revenue is recognized upon delivery, as the customer obtains control and the ability to direct the use of the solution at that point.

The Group generally provide a standard warranty for a period of 12 months from the date of delivery of the products. The Group determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Group has not sold the standard warranty separately. As the Group has only recently commenced sales and, based on estimates, does not expect to incur any significant warranty costs in the future, it has determined that no provision for warranty expenses is required for the period ended 30 June 2025.

Contract Balances

The Group classifies its right to consideration in exchange for service transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due. The Group did not record contract assets as of December 31, 2024 and June 30, 2025.

The contract liabilities consist of deferred revenue, which relates to unsatisfied performance obligations at the end of each reporting period and consists of tuition received in advance from students. As of December 31, 2023 and 2024, the Group has deferred revenue amounted $544 and $436, respectively. For the six months ended June 30, 2024 and 2025, the Group has recognized $122 and $226 in educational programs and services revenue from the deferred revenues balance as of December 31, 2023 and 2024, respectively. As of June 30, 2025, the Group has deferred revenue amounted $210.

c. Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets.

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. For the three-month and six-month periods ended June 30, 2024 and 2025, the Group present financial information disaggregated by business components including (i) Educational programs and services and (ii) HybriU licensing and selling for internal management purposes.

The Group’s CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net income. There is no reconciling items or adjustments between segment income and net income as presented in the Group’s statements of operations. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

d. Allowance for Credit Losses

In accordance with Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments - Credit Losses, the Company estimates and records an expected lifetime credit loss on accounts receivable and long-term receivable included in other non-current assets by utilizing historical write-off rates as a starting point for determining expected credit losses and has considered all available relevant information, including details about past events, current conditions, and reasonable and supportable forecasts, as well as their impact on the expected credit losses. The allowance for expected credit losses is adjusted for current conditions and reasonable and supportable forecasts.

e. Leases

The Group accounts for its lease under ASC 842 Leases, and identifies lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, the Group recognizes operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the Group’s incremental borrowing rate over a similar term of the lease payments at lease commencement. Some of the Group’s lease agreements contain renewal options; however, the Group do not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that the Group is reasonably certain of renewing the lease at inception or when a triggering event occurs. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

When none of the criteria of finance lease are met, a lessee shall classify the lease as an operating lease.

f. Income taxes

Income taxes are provided for in accordance with the laws of the relevant taxing authorities. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740-10-50-19 requires that an entity disclose its policy on the classification of interest and penalties due to taxing authorities in the notes to the financial statements. In addition, ASC 740-10-50-15(c) requires that all entities disclose in the statement of operations and in the statement of financial position the total amounts of the interest and penalties related to tax positions recognized. As of June 30 2025, the Company did not have any interest or penalty on tax deficiencies.

Deferred tax liabilities and assets are classified as noncurrent and presented with a netted-off amount in the condensed consolidated balance sheets as of December 31, 2024 and June 30 2025, respectively.

g. Recently issued accounting standards

In December, 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. The Group is currently evaluating the impact of the above new accounting pronouncement or guidance on the consolidated financial statements.

In November, 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of the above new accounting pronouncement or guidance on the consolidated financial statements.

Recently issued ASUs by the FASB, except for the one mentioned above, have no material impact on the Group’s consolidated results of operations or financial position.

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited condensed consolidated statements of cash flows.

	As of
	December 31, 2024	June 30, 2025
	$	$
		Unaudited
Cash and cash equivalents	1,123	4,064
Restricted cash (Note i)	7,318	7,260
Total cash, cash equivalents, and restricted cash shown in the unaudited condensed consolidated statements of cash flows	8,441	11,324

(Note i) Restricted cash required by U.S. Department of Education and the deposits necessary to secure lines of credit from financial institutions.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	$	$
		Unaudited
Accounts receivable	2,984	2,487
Less: Allowance for credit losses	(443)	(435)
Accounts receivable, net	2,541	2,052

Allowances for credit losses of nil and nil were provided during the six months ended June 30, 2024 and 2025, respectively. Allowances for credit losses of $90 and $8 were reversed during the six months ended June 30, 2024 and 2025, respectively. Allowances for credit losses of nil and nil were written off during the six months ended June 30, 2024 and 2025, respectively.

6. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	$	$
		Unaudited
Inventories	29	109
Prepayments to suppliers	189	135
Loans to third parties	6	6
Receivables due from third-party (Note i)	880	880
Others (Note ii)	16	17
Total before allowance for credit losses	1,120	1,147
Less: allowance for credit losses (Note i)	(461)	(461)
Total	659	686

(Note i) Long-term receivable, net related to Bay State College and expected to be collected less than twelve months.

(Note ii) Others mainly included prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous items.

7. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	$	$
		Unaudited
Long-term receivables (Note i)	587	587
Long-term lease deposits	194	340
Educational content	810	720
Others	13	—
Sub-total	1,604	1,647
Less: allowance for doubtful accounts (Note i)	(308)	(308)
Total	1,296	1,339

(Note i) Long-term receivables related to Bay State College. 60% of the total value is expected to be collected by the end of the year 2025, and the remaining 40% will be due by the end of the year 2026.

8. SHORT-TERM BORROWINGS

The following table sets forth the loan agreements of short-term borrowings from banks:

			Amount	Annual Interest	Repayment
Date	Borrower	Lender	($)	Rate	Due Date
January 9, 2024	Ambow Education Inc.	Cathay BANK	1,200	6.00%	December 27, 2025
October 11, 2022	Ambow Education Inc.	Cathay BANK	1,500	6.29%	October 10, 2025
June 12, 2025	NewSchool of Architecture & Design	EverTrust Bank	2,204	6.75%	Based on the actual repayment

In October 2022 and January 2024, the Group pledged its restricted cash amount of $1,500 and $1,200, respectively, to obtain the borrowings amount of $1,500 and $1,200 from Cathay Bank. Refer to the Note 4-Cash, Cash Equivalents and Restricted Cash.

In April 2025, the Group entered into a loan agreement with Evertrust Bank for $2,500. The loan bears variable interest at the prime rate minus 0.75% with monthly interest payments commencing May 1, 2025. The outstanding balance under the loan agreement is secured by substantially all assets of the NewSchool and is guaranteed by the Company. As of June 30,2025, the outstanding balance under the loan agreement was $2,204.

On October 11, 2022, the Group received a loan from Cathay Bank in the amount of $1,500 with its original maturity date of October 11, 2023, which was renewed on November 6, 2023 with a maturity date of October 11, 2024 and bearing interest at 6.29% per annum. On January 9, 2024, the Group received a loan from Cathay Bank in the amount of $1,200 with its original maturity date of December 28, 2024 and bearing interest at 6.00% per annum. The above loans from Cathay Bank were renewed respectively in September and November 2024 to a renewed maturity date of October 10, 2025 and December 27, 2025. The pledges shall be terminated once all borrowings have been repaid and pledge cancellation registration procedures have been completed.

9. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	$	$
		Unaudited
Accrued payroll and welfare	578	558
Sales tax and others	—	2
Amounts due to students	5	6
Deferred revenue	436	210
Amounts due to landlord for Lease Termination (Note i)	—	1,500
Others	10	8
Total	1,029	2,284

(Note i) The payment due to the former landlord within the next 12 months. In June 2025, the Group entered into a settlement agreement with the landlord. Refer to Note 10-Other non-current liabilities.

10. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	$	$
		Unaudited
Amounts due to landlord for Lease Termination (Note i)	—	500
Total	—	500

(Note i) On July 15, 2024, Art Block Investors, LLC filed an unlawful detainer action against NewSchool in the San Diego Superior Court, seeking possession of the premises and $2.26 million in unpaid rent and common area maintenance fees.

In June 2025, the Group entered into a settlement agreement with the landlord, resulting in a gain of $1.5 million, which mainly represented the amount of remaining lease liabilities deducting the payable amount agreed in settlement agreement, netting of right-of-use assets at the settlement date. According to the settlement agreement, the Group is required to pay $1.0 million within three days after the signing of the agreement. Starting from May 2025, the Group shall make additional payments of $1.0 million in installments over the following two years.

11. CONCENTRATIONS

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivable and other non-current assets. The Group places its cash and cash equivalents with financial institutions with high-credit ratings in the U.S. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts.

The Group evaluates its concentrations of the operations are as follows:

No single customer represented 10% or more of the Group’s total revenues for the six months ended June 30, 2024, and 2025.

No single supplier represented 10% or more of the Group’s total costs of sales for the six months ended June 30, 2024, and 2025.

No single debtor accounted for 10% or more of the Group’s consolidated prepaid and other current assets and other non-current assets as of December 31, 2024 and June 30, 2025.

The debtors who accounted for 10% or more of the Group’s consolidated accounts receivable was as follows:

	As of June 30,
	2024		2025
Debtors	$	%	$	%
Accounts receivable
Company A	—	—	480	23%

12. SHARE-BASED COMPENSATION

Amended and Restated 2010 Equity Incentive Plan

On June 1, 2010, the Group adopted the 2010 Equity Incentive Plan, or the “2010 Plan,” which became effective upon the completion of the IPO on August 5, 2010 and terminated automatically 10 years after its adoption. On December 21, 2018, the Group amended and restated the 2010 Plan, or the “Amended and Restated 2010 Plan,” which became effective upon the approval of the Board of Directors and shareholders. The plan will continue in effect for 10 years from the date adopted by the Board, unless terminated earlier under section 18 of the plan.

2024 Equity Incentive Plan

On December 20, 2024, we adopted the Company’s 2024 Equity Incentive Plan (the “Plan”), which became effective upon the approval of the shareholders at the Annual Meeting of Shareholders on December 20, 2024.The Plan provides for the grant of stock options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted stock awards, restricted stock unit awards and unrestricted stock awards to non-employee directors, officers, employees and nonemployee consultants of Ambow Education Holding Ltd. or its affiliates. the maximum aggregate number of Shares that may be awarded and sold under the Plan is 6,500,000 ordinary shares. The number of ordinary shares available for issuance under the Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with the calendar year 2025, resulting in the aggregate number of ordinary shares available under this Plan equaling fifteen percent (15%) of the total number of ordinary shares outstanding on the last trading day in December of the immediately preceding calendar year minus the total number of reserved and available shares under the Company’s 2005 Plan and 2010 Plan.

Share options

Management of the Group is responsible for determining the fair value of options granted and has considered a number of factors when making this determination, including valuations. The Group did not grant options during the six months ended June 30, 2024 and 2025. As of December 31, 2024 and June 30, 2025, all share options were vested and previously expensed.

Restricted stock awards

On November 22, 2018, the Board of Directors approved the grant of 200,000 Class A ordinary shares of restricted stock to senior employees of the Group. Twenty-five percent of the awards vested on the one-year anniversary of the vesting commencement date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participants’ continuing service of the Group through each vesting date. During the six months ended June 30, 2024 and 2025, nil and nil shares of restricted stock were grant or vested, respectively.

The Group recorded share-based compensation expenses of nil and nil in general and administrative expenses for the restricted stock awards for the six months ended June 30, 2024 and 2025, respectively. The unrecognized share-based compensation expenses amounted to nil as of June 30, 2025.

13. TAXATION

a. Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

U.S.

Significant components of the provision for income taxes on earnings for the six months ended June 30, 2024 and 2025 are as follows:

	Six months ended June 30,
	2024	2025
	$	$
	Unaudited	Unaudited
Current:	505	(47)
Deferred:	—	—
Provision for income tax benefit (expenses)	505	(47)

Reconciliation between total income tax expense and the amount computed by applying the U.S. statutory income tax rate to income before income taxes is as follows:

	Six months ended June 30,
	2024	2025
	%	%
	Unaudited	Unaudited
Weighted average statuary tax rate	21%	21%
States taxes, net of federal benefit	6%	(2)%
Tax effect of non-deductible expenses	(1)%	—%
Tax effect of non-taxable income	—%	—%
Changes in valuation allowance	(28)%	(17)%
Effect of tax amendment	177%	—%
Effective tax rate	175%	2%

14. NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Six months ended June 30,
	2024	2025
	$	$
	Unaudited	Unaudited
Numerator:
Numerator for basic and diluted net income per share	216	1,884
Denominator:
Denominator for basic and diluted net income per share weighted average ordinary shares outstanding	57,127,524	57,127,524

Basic and diluted net income per share	0.0038	0.0330
Basic and diluted net income per ADS (Note i)	0.0760	0.6600

(Note i) In February 2024, the Company changed the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares from one (1) ADS, representing two (2) Class A ordinary shares, to one (1) ADS representing twenty (20) Class A ordinary shares.

Basic income per share is computed using the weighted average number of the ordinary shares outstanding during the six months ended June 30, 2024 and 2025. Diluted income per share is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the six months ended June 30, 2024 and 2025.

15. LEASES

The Group has operating leases for classrooms, dormitories, and corporate offices.

The components of lease expense were as follows:

	Six Months ended June 30,
	2024	2025
	$	$
	Unaudited	Unaudited
Operating lease expense	1,161	376

Supplemental cash flow information related to leases was as follows:

	Six Months ended June 30,
	2024	2025
	$	$
	Unaudited	Unaudited
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	622	200

Supplemental balance sheet information related to leases was as follows:

	Six Months ended June 30,
	2024	2025
	Unaudited	Unaudited
Weighted-average Remaining Lease Term
Operating leases	1.70 Years	5.20 Years
Weighted-average Discount Rate
Operating leases	4.32%	6.85%

The Group’s lease agreements do not have a readily determinable discount rate. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of June 30, 2024 and 2025, respectively.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of June 30, 2024 and 2025, respectively.

As of June 30, 2025, maturities of lease liabilities were as follows:

Amount
$
Unaudited
For the six months ending December 31, 2025 (remaining)	178
For the year ending December 31,
2026	1,339
2027	1,571
2028	1,389
2029	1,326
Thereafter	1,486
Total lease payments	7,289
Less: interest	(1,287)
Total	6,002
Less: current portion	(712)
Non-current portion	5,290

As of June 30, 2025, the Group had no material operating or finance leases that had not yet commenced.

16. SEGMENT REPORTING

Pursuant to ASC 280-10, Segment Reporting: Overall, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM reviews financial information of operating segments prepared based on U.S. GAAP when making decisions about allocating resources and assessing performance of the Group.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280). Consistent with ASU 2023-07, the Group evaluates its operating segments. For the three-month and six-month periods ended June 30, 2024 and 2025, the Group present financial information disaggregated by business components including (i) Educational programs and services and (ii) HybriU licensing and selling for internal management purposes.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues and cost of revenues and uses these results to evaluate the performance of, and to allocate resources to each of the segments. The CODM does not review the financial position by operating segment, thus total assets by operating segment is not presented.

	For the six months ended June 30,		For the three months ended June 30,
	2024	2025	2024	2025
	$	$	$	$
NET REVENUES
Educational programs and services	4,773	3,902	2,399	1,912
HybriU licensing and selling	—	1,178	—	854
Total net revenues	4,773	5,080	2,399	2,766
COST OF REVENUES
Educational programs and services	(2,208)	(2,049)	(1,064)	(1,071)
HybriU licensing and selling	—	(220)	—	(220)
Total cost of revenues	(2,208)	(2,269)	(1,064)	(1,291)

GROSS PROFIT	2,565	2,811	1,335	1,475
Operating expenses:
Selling and marketing	(550)	(499)	(251)	(273)
General and administrative	(2,280)	(1,642)	(944)	(771)
Research and development	(150)	(203)	(75)	(102)
Total operating expenses	(2,980)	(2,344)	(1,270)	(1,146)
OPERATING (LOSS) INCOME	(415)	467	65	329

OTHER INCOME (EXPENSES)
Interest income (expense), net	66	(41)	31	(29)
Other income, net	60	13	33	30
Gain on lease termination	—	1,492	—	1,492
Total other income	126	1,464	64	1,493

(LOSS) INCOME BEFORE INCOME TAX	(289)	1,931	129	1,822